VIA EDGAR

Mr. H. Christopher Owings
Ms. Indira Lall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SES Solar Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 10, 2008
File No. 333-140864

Dear Mr. Owings and Ms. Lall:

On behalf of SES Solar Inc. (the “Company”), we are forwarding for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to the Company’s Registration Statement on Form S-1, revised to reflect changes made in response to the staff’s letter of comment dated April 4, 2008 (the “Comment Letter”).

We have reproduced below in italics the staff’s comments as set forth in the Comment Letter.  Immediately following each comment is the Company’s response in regular font. Capitalized terms used but not defined in this letter have the definitions set forth in Amendment No. 4 to the Form S-1.

Executive Compensation, page 38

1.  In footnote (1), indicate whether the agreement terminated on December 31, 2007 or was renewed. In this regard, indicate the services provided by Base Consulting and the amount of time Mr. Hadorn spends on the company's business.

We have included the requested disclosure in footnote (1) on page 38. Supplementally, we advise the staff that the employment agreement between the Company and Mr. Hadorn was renewed on identical terms.

Mr. H. Christopher Owings
April 10, 2008

Employment Agreements, page 39

2.  Indicate the services provided by Daniel Erne and the amount of time he spends on the company's business.

We have provided the requested disclosure on page 39.

Certain Relationships and Related Transactions, page 42

3.  Indicate whether the transaction with SES Switzerland was at arms length. If not, indicate the manner in which the transaction was initiated and the basis for the terms. In addition, indicate whether the transaction was subject to shareholder approval.

The share exchange agreement and related transactions between the Company, on the one hand, and SES Switzerland and the shareholders thereof, on the other hand, represented an arm’s length negotiated transaction between unrelated and unaffiliated parties. This fact has been clarified throughout the prospectus. Please refer to pages 3, 24, and 42.

The share exchange transaction pursuant to which the Company acquired all of the shares of SES Switzerland was structured as a transaction not subject to approval by the Company’s shareholders under applicable state corporate law, any exchange listing criteria or the Company’s Charter and By-laws. Please refer to pages 3 and 24.

4.  We note your disclosure relating to the ScanE loans in this section as well as Management's Discussion and Analysis section. Please update this information to indicate the current status in view of the loans maturity dates. If the loans are in default, fully discuss the effects of that action and your plans and intentions in that regard.

As requested, we have provided updated disclosure regarding the two outstanding loans with the Geneva (Switzerland) State Department of Energy (“ScanE”). Although both loans matured in March 2008, neither loan is in default as the Company is in negotiations with ScanE to either extend their maturity or to repay the principal in full. Please refer to the Liquidity section of Management's Discussion and Analysis on page 31 and to the Certain Relationships and Related Transactions disclosure on page 43.

5.  Provide similar updating and information with regard to the Credit Line Escrow Agreement.

In connection with the closing of the share exchange agreement, the Company entered into the Credit Line Escrow Agreement dated September 1, 2006, as amended October 27, 2006 and November 30, 2006, with Christiane Erné, Jean-Christophe Hadorn, and Claudia Rey. Pursuant to the terms of the Credit Line Escrow Agreement, the Company was required to secure financing in excess of CHF 12 million by November 30, 2007 or risk forfeiture of the 24,143,410 shares then held in the Credit Line Escrow. As disclosed on pages 31 and 43 of the prospectus and in Notes 3 and 14 to the financial statements, as of September 17, 2007, the Company obtained financing in excess of CHF 12 million thereby fully satisfying the terms of the Credit Line Escrow Agreement, and all of the 24,143,410 shares were transferred out of the Credit Line Escrow to the Long Term Escrow. As such, there is no further updating or other information to provide regarding the Credit Line Escrow Agreement.

Mr. H. Christopher Owings
April 10, 2008

Also in connection with the share exchange agreement, the Company entered into the Canton Geneva Escrow Agreement dated September 15, 2006 with Christiane Erné, Jean-Christophe Hadorn, Claudia Rey, and ScanE pursuant to which 10 million shares are held in escrow to secure repayment of amounts owed to ScanE. Please refer to page 43 of the prospectus and to Note 14 to the financial statements. In connection with this comment and comment number 4, we have revised the disclosure regarding the two ScanE loans as well as their as their impact on the Canton Geneva Escrow Agreement. Please refer to the Liquidity section of Management's Discussion and Analysis on page 31 and to the Certain Relationships and Related Transactions disclosure on page 43.

6.  Indicate the services performed by Flannel Management and the amount of time they spend on the company's business.

The requested disclosure has been included on page 44.

7.  Indicate the payment terms of the solar panel transaction with Ms. Erne.

The requested disclosure has been included on page 44.

8.  Indicate whether each of the related party transactions are on terms at least as favorable to the company as would be available from unaffiliated parties.

The Company believes that each of the related party transactions are on terms at least as favorable as would be available from unaffiliated parties. The requested disclosure has been included on page 42.

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If you have any questions or would like further information concerning the Company’s responses, please contact me at 202.637.5786. Thank you for your assistance.

Sincerely,

/s/ William A. Bennett
William A. Bennett